CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[****]” IN THE LETTER FILED VIA EDGAR.  THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTTER FOR EASE OF IDENTIFICATION.

March 17, 2014

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:                                         Jeffrey P. Reidler, Assistant Director

Re:                                   Corium International, Inc.
Registration Statement on Form S-1
Initially Filed March 3, 2014
File No. 333-194279

Ladies and Gentlemen:

We are submitting this supplemental letter on behalf of Corium International, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-194279), originally filed on March 3, 2014 (the “Registration Statement”), and to further address prior comment 29 received by letter from the Staff dated January 17, 2014 and to specifically address valuation considerations related to the Company’s recent equity awards in January 2014.  Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

For the convenience of the Staff, we are providing to the Staff by hand delivery copies of this letter.  In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY CORIUM INTERNATIONAL, INC.

CORIUM-01

29.                               We have reviewed your disclosure and have the following comments:

•                  Please continue to update the table on page 70 through the date of effectiveness.

The Company advises the Staff that it has not made any additional equity grants since the January 2014 grants disclosed in the table on page 78.  The Company will continue to update the table for any new equity grants through the date of effectiveness.

•                  Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.  Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of any future material equity issuances.

The Company supplementally advises the Staff that on March 14, 2014, representatives of Jefferies LLC and Leerink Partners LLC, the lead underwriters for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, that they would recommend a preliminary price range of $[****] to $[****] for this offering.  Please note that the aforementioned price range takes into account the effectiveness of a 9.5-for-1 reverse stock split (the “Reverse Stock Split”) that will be effected prior to filing the Company’s preliminary prospectus with the price range. All share numbers and per share prices contained in this letter are presented as if the Reverse Stock Split has been effected.  The bona fide preliminary price range to be included in the filed preliminary prospectus will be subject to then-current market conditions, continuing discussions with the underwriters and further business developments impacting the Company.  The Company initiated formal discussions with potential underwriters regarding the offering in October 2013.  Prior to March 14, 2014, the Company had not held discussions with the underwriters regarding the possible price range for the offering.  The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company.

The Company supplementally advises the Staff that, as described beginning on page 74 of the Registration Statement, the Company performs contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in determining the common stock’s fair value for purposes of granting stock-based awards. The Board considers numerous objective and subjective factors, including the factors set forth on pages 75 through 79 of the Registration Statement, the Company’s initial public offering and the most recent valuation reports prepared by an unrelated third-party valuation specialist. The Board also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

CONFIDENTIAL TREATMENT REQUESTED BY CORIUM INTERNATIONAL, INC.

CORIUM-02

On January 26 and 27, 2014, the Company granted options to purchase an aggregate of 496,587 shares of common stock to certain of its employees, executive officers and directors at an exercise price of $3.895 per share.  The Company has not granted any other equity awards following January 27, 2014.  At the time the January 2014 equity grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $3.895 per share.  The Board based its determination of the fair value of the Company’s common stock on the factors described on page 77 of the Registration Statement and on the December 31, 2013 valuation report that the Company received in January 2014 from its third-party valuation specialist (the “Valuation Report”), which concluded that, as of December 31, 2013, the fair value of the Company’s common stock was $3.895 per share.  In performing its analysis, the Board evaluated the assumptions and analyses underlying the Valuation Report and determined that such assumptions and analysis remained reasonably accurate as of January 26 and 27, 2014, and that the valuation arrived at in such Valuation Report continued to represent a reasonable estimate of the fair value of the Company’s common stock as of January 26 and 27, 2014.

The Company believes that the Valuation Report, and the Board’s determination of the fair value of the Company’s common stock as of January 26 and 27, 2014, were based on assumptions that were appropriate for valuing the common stock of a private company at those respective dates.

However, the Company advises the Staff that in light of the close proximity in time of these equity issuances and the upcoming filing of a pre-effective amendment to the Registration Statement that will include a bona fide preliminary price range, for financial reporting purposes, the Company will reassess the fair value to be the midpoint of such preliminary price range solely for purposes of determining share-based compensation expense for the equity issuances made in January 2014.

The Company supplementally advises the Staff that in the pre-effective amendment to the Registration Statement that will include a bona fide preliminary price range, the Company will revise its disclosure on page 78 of the Registration Statement as follows:

“The following table summarizes stock awards granted to our employees and directors since October 1, 2012:

Grant date	Number of common shares underlying options granted	Exercise price per common share	Estimated fair value per share of common stock
November 12, 2012	141,349	$2.090	$2.090
December 13, 2012	471,361	2.090	2.090
February 20, 2013	206,614	2.090	2.090
February 28, 2013	182,559	2.090	2.090
April 4, 2013	54,128	2.090	2.090
January 26, 2014	42,105	3.895		(1)
January 27, 2014	454,482	3.895		(1)

(1)         The fair value per share of these awards was reassessed subsequent to the grant date.

CONFIDENTIAL TREATMENT REQUESTED BY CORIUM INTERNATIONAL, INC.

CORIUM-03

In addition, the Company will also include the following disclosure in the amendment to the Registration Statement on page 79:

“After consultation with the underwriters, we have determined that our anticipated initial offering price range as reflected in this prospectus is $        to $       per share.  In light of the anticipated initial public offering price range, we have reassessed the fair value of our common stock solely for purposes of determining share-based compensation expense for equity issuances made in January 2014.  We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for biopharmaceutical companies such as us; and

•                  an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

We believe that the difference between the fair value of our common stock as of the January 2014 grant dates and the midpoint of the price range for this offering is the result of these factors and the following considerations:

•                  the PWERM method uses a probability weighted approach as described above, and the resulting estimate of the fair value of our common stock as of the January 2014 grant dates reflected the potential for alternative liquidity events, which decreases the estimated fair value due to the combination of (i) the mix of other expected business equity values that were lower in the alternative liquidity events scenario than in the IPO scenario and (ii) the application of a discount for lack of marketability; conversely, the midpoint of the estimated price range for this offering necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the midpoint of the estimated price range for this offering was neither reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability; and

•                  the NASDAQ Biotechnology (^NBI) index increased   % from January 27, 2014 to March    , 2014 and the market for initial public offerings of common stock of similarly situated companies has been very favorable.

CONFIDENTIAL TREATMENT REQUESTED BY CORIUM INTERNATIONAL, INC.

CORIUM-04

As a result, we have determined that the deemed fair value of awards made on January 26, 2014 and January 27, 2014 was $         per share, which is equal to the midpoint of the initial public offering price range reflected in this prospectus.

We expect to recognize total compensation expense of approximately $         million for grants made subsequent to December 31, 2013, which is expected to be recognized during the years ending September 30, 2014, 2015, 2016, 2017 and 2018, commencing with $      in the second quarter of fiscal 2014.  In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock awards to continue to attract and retain employees.”

* * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY CORIUM INTERNATIONAL, INC.

CORIUM-05

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,
FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:                                Peter D. Staple, Chief Executive Officer

Robert S. Breuil, Chief Financial Officer

Corium International, Inc.

Cynthia Clarfield Hess, Esq.

Effie Toshav, Esq.

Dawn Belt, Esq.

Fenwick & West LLP

B. Shayne Kennedy, Esq.

Daniel E. Rees, Esq.

Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY CORIUM INTERNATIONAL, INC.

CORIUM-06